GULKOWITZ BERGER LLP

4205 Avenue M

Brooklyn, New York 11234

212-208-0006

sberger@gulkowitzberger.com

December 20, 2017

Coy Garrison

Special Counsel

United States Securities and Exchange Commission

Office of Real Estate Commodities

Washington, D.C. 20549

Re:	Reliance Real Estate Trust, LLC
Response to Comments on Amended No. 2 to Draft Offering Statement
Submitted November 22, 2017
CIK No. 0001717023

We are counsel to Reliance Real Estate Trust, LLC (the “RRET”) and submit this letter on its behalf in response to the comments of the staff of the Office of Real Estate and Commodities of the United States Securities and Exchange Commission in a letter dated November 30, 2017, to David Teiler of Reliance Real Estate Trust, LLC, with respect to Amendment No. 2 to the Draft Offering Statement on Form 1-A, submitted on November 22, 2017, CIK No. 0001717023. RRET is simultaneously filing a third amended draft Offering Statement on Form 1-A (the draft Offering Statement, as amended, shall herein be referred to as the “Offering Statement”). Capitalized terms used but not defined herein have the meanings assigned to such terms in the Offering Statement. Listed below are each of the comments in italics, followed by a response.

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Offering Summary

Reliance Real Estate Trust, LLC Pro Forma Financial Statements, page F-2

1. We note your response to prior comment 6 and reissue the comment in part. Please amend to update your unaudited pro forma balance sheet, as well the introduction regarding the unaudited pro forma financial statements provided.

Response:

We have updated the unaudited pro forma balance sheet and introduction regarding the unaudited pro forma financial statements to reflect the as of date of September 30, 2017. Offering Statement, F-2, F-4, F-6.

Reliance Property Group, LLC

5. Subsequent Events, page F-11

2. As you have provided updated unaudited statements of revenue and certain operating expenses for the period ended September 30, 2017, please update the date through which subsequent events were evaluated.

Response:

The notes accompanying Reliance Property Group LLC’s financial statements only accompany, and reflect upon, the audited financial statements. The audit report of those statements is dated September 18, 2017. Accordingly, the note related to subsequent events is only through that date. The notes do not accompany, nor do they reflect upon, Reliance Property Group LLC’s unaudited Statements of Revenue and Certain Operating Expenses for the Nine Month Period ending September 30, 2017. To avoid confusion on this point, we have moved the notes to immediately follow Reliance Property Group LLC’s audited financial statements, and the notes no longer follow that unaudited statement. Offering Statement, F-11, F-12.

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If you should have any questions or comments regarding this letter, please do not hesitate to contact me.

Sincerely yours,

/s/ Shaya M. Berger

Shaya M. Berger